SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

                                                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  August 14, 2008                       By: /s/Victor DiTommaso__________

                                                                  Victor DiTommaso, Chief Financial Officer

        NYSE SYMBOL: ITP

         TSX SYMBOL: ITP

INTERTAPE POLYMER GROUP INTENDS TO MAKE NORMAL COURSE ISSUER BID

Montreal, Quebec and Bradenton, Florida, – August 13, 2008 – Intertape Polymer Group Inc. (TSX:ITP) (NYSE:ITP) announces that it intends to make a normal course issuer bid.  Under the normal course issuer bid, Intertape will be entitled to repurchase for cancellation up to 2,947,817 common shares over a twelve-month period, representing 5% of Intertape’s issued and outstanding common shares.  The purchases by Intertape will be effected through the facilities of the Toronto Stock Exchange and will be made at the market price of the common shares at the time of the purchase.  As at August 13, 2008, there were 58,956,350 Intertape common shares issued and outstanding.

During the most recently completed six months, the average daily trading volume for the common shares of Intertape on the TSX was 34,116 shares.  Consequently, under the rules and policies of the TSX, Intertape will have the right to repurchase, during any one trading day, a maximum of 8,529 common shares, representing 25% of the average daily trading volume.  In addition, Intertape may make, once per calendar week, a block purchase (as such term is defined in the TSX Company Manual) of common shares not directly or indirectly owned by insiders of Intertape, in accordance with the rules and policies of the TSX.

The Board of Directors of Intertape considers that the underlying value of Intertape is not reflected in the current market price of its common shares, and may not be so reflected at certain times during the term of the normal course issuer bid.  The Board has therefore concluded that the repurchase of shares at certain market prices constitutes an appropriate use of financial resources and will be beneficial to Intertape and its shareholders.

Any purchases made pursuant to the normal course issuer bid will be made in accordance with the rules of the Toronto Stock Exchange.  Intertape will make no purchases of common shares other than open market purchases during the period of the normal course issuer bid.  To the knowledge of Intertape, no director or officer of Intertape intends to sell Intertape shares while the normal course issuer bid is in effect.

The normal course issuer bid is subject to the approval of the Toronto Stock Exchange.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995.  Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward-looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison

Rick Leckner

514-731-0000

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